BULL RUN CORPORATION
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3099
(404) 266-8333

March 29, 2005

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Re:	Bull Run Corporation (“Bull Run”) Form 10-K for the fiscal year ended August 31, 2004 Form 10-Q for the period ended November 30, 2004 File No.: 0-9385

Dear Mr. Spirgel:

     This letter is in response to your letter dated March 15, 2005. Each of the comments in that letter is set forth below and Bull Run’s response thereto immediately follows such comment.

Form 10-K for the year ended August 31, 2004

1.	Please refer to the information provided under the fourth paragraph of your response to comment 7 [contained in the company’s supplemental response letter dated February 23, 2005], in which you indicate how overall assessment for reasonableness of results of impairment testing was done. Tell us why you believe that you should exclude long term debt when you calculate the fair value and carrying value of the net assets of the Company.

RESPONSE: The Company’s long-term debt is a component of its capital structure and is not required for the Company’s business operations. Fair value of the acquired business units is determined without regard to the debt or interest expense to be derived therefrom, and as a result, such fair value is compared with carrying values excluding long-term debt.

The value of a company’s common stockholder interest equals the perceived market value of the underlying operating business, less the amount of outstanding long-term debt. Therefore, in order to compare the market value of the Company’s common stock to the carrying amount of its business operations, we must add (a) the carrying amount of debt outstanding to (b) the market value of the common stock, and then compare such calculated amount to the carrying amount of the net assets of the business excluding long-term debt.

Note that this exercise is performed solely as an overall assessment and is not in any way a substitute for the detailed impairment testing performed by the Company under SFAS 142.

Also, it is unclear how you determined the market value of the company’s common stock if you stated in the first paragraph that there are no quoted market prices available. We may have additional comments after review of your response.

RESPONSE: In the second paragraph of our previous response to comment 7 we state, “Since there are no quoted market prices available, we use present value techniques to

Mr. Robert Spirgel
Securities & Exchange Commission
March 29, 2005

estimate the fair value ... .” The reference to quoted market prices was meant to pertain to the valuation of each individual business unit acquired by the Company, and was not intended to refer to the market value of the Company’s common stock as quoted on the Pink Sheets quotation service.

Revenue Recognition and Rights Fee Expenses, page 39

2.	Please refer to the responses to comments no. 8 and 9. In future filings please expand the disclosure in the note to include all relevant information that you have provided in the responses.

RESPONSE: We intend to expand our accounting policy footnote as presented in future Form 10-K filings, and similarly expand our critical accounting policy disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations as presented in future Form 10-Q and Form 10-K filings, to incorporate all relevant information provided in our responses to comments no. 8 and 9.

Goodwill and Other Long-Lived Assets, page 41

3.	We have reviewed your response to comment no. 11 and we believe that the customer relationships should be amortized based on the contractual provisions. Tell us how the 16-year average life used to amortized the customer relationships compare with the contractual life. Further, tell us why you believe your accounting basis for amortizing the customer relationships over a 16-year average life meets the requirements of paragraph 11 of SFAS No. 142.

RESPONSE: Customer relationships were independently appraised as a group as of the acquisition date, and valued using reasonable valuation techniques. The valuation methodology reasonably assumed an average 20-year life for these relationships and a 5% annual attrition rate. This valuation did not value individual contracts, but rather the collection of relationships using an aggregate 20-year net cash flow projection for all of the identified relationships. By virtue of using an average 20-year life and a 5% attrition assumption, the valuation methodology adequately took into account that certain relationships may terminate sooner than 20 years and others may endure longer than 20 years. (As stated in our previous response, a systematic method of amortization based on the expected cash flows to be derived from these relationships over the 20-year period approximated a 16-year straight-line method of amortization.)

We are submitting under separate cover an Exhibit of those contracts which were in effect as of the December 17, 1999 acquisition date, the terms of the contracts in place as of that date, the date on which the original relationship began with such party, and the date through which the present contract, or extension thereof, is in place.

Paragraph 11 of SFAS 142 defines the useful life of an intangible asset as the “period over which the asset is expected to contribute directly or indirectly to the future cash flows” of the entity, and shall be based on several factors, which include contractual provisions that may limit the useful life or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. The determination of the useful life of these customer relationships was based on the period over which the asset was

Mr. Robert Spirgel
Securities & Exchange Commission
March 29, 2005

expected to contribute directly to the future cash flows of the Company. The Company’s Collegiate Marketing and Association Management businesses are based on relationships with parties providing the Company multi-media marketing rights or association management rights, which take the form of periodic multi-year contracts which are routinely extended in the ordinary course of business.

Paragraph B174 of SFAS 141 states that “while many contracts or other rights (including customer contracts) are fixed in duration, past history (and industry practice) often provides evidence that the contracts or rights are generally renewed without substantial cost and effort,” and in such cases, the value of such intangibles may be based on the present value of the future cash flows over a period extending beyond the contract term. Such was the assumption in determining the appraised value of the customer relationships as a group, i.e., the net present value of estimated future cash flows over a period that exceeded the then current term of the individual contracts, as adjusted for an assumed rate of attrition.

As is apparent from the Exhibit, individual contract periods are not indicative of the period over which the relationships were (and are) reasonably anticipated to be in place. The Company’s contracts for multi-media marketing rights and association management arrangements were (and are) routinely renewed in the normal course of business, and in the case of every significant relationship (which the sole exception being the contract with the NCAA, which when terminated, resulted in an impairment charge), the relationship has been extended beyond the initial contract term.

Based on the foregoing, we believe that amortization of customer relationships over a period that extends beyond the contract periods of individual contracts was, and is, reasonable based on past history and experience subsequent to the acquisition date, in accordance with SFAS 141 and 142.

     We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended August 31, 2004 and Form 10-Q for the period ended November 30, 2004 (the “Filings”); (b) SEC staff comments on changes to disclosure in response to Staff comments in the Filings reviewed by Staff do not foreclose the Commission from taking any action with respect to the Filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me directly by phone, at (704) 602-3107, by fax, at (859) 226-4308, or by e-mail, at fred.erickson@hostcommunications.com, if you have any questions or require additional information or clarification.

Sincerely,
/s/ FREDERICK J. ERICKSON
Frederick J. Erickson
Vice President – Finance and Chief Financial Officer

cc: Robert S. Prather, Jr.

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